10029442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39788

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th Floor
(No. and Street)

New York, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Mara D. Stempler (212) 603-7521
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Mara D. Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securities Inc., as of Burnham Securities Inc., 2009, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

FRANK A. PASSANTINO
Notary Public, State of New York
No. 4978986
Qualified in N.Y. County
Commission Expires March 18, 2011

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND CFTC REGULATION 1.16 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BURNHAM SECURITIES INC.

December 31, 2009

CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 26, 2010

Burnham Securities Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$ 1,364,449
Due from broker	29,281
Commissions receivable	148,535
Securities owned, at fair value	506,413
Receivable from affiliate	22,232
Other assets, net	532,227
	$ 2,603,137

LIABILITIES, SUBORDINATED LIABILITY AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 262,575
Accounts payable and accrued expenses	1,003,948
	1,266,523
Subordinated liability	300,000
	1,566,523
Stockholder's equity	
Common stock, par value $0.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	5,870,095
Accumulated deficit	(4,833,491)
Total stockholder's equity	1,036,614
	$ 2,603,137

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Income	
Commissions	$ 4,815,727
Investment banking fees	4,628,933
Concession and distribution fees	747,569
Research fees	62,522
Interest and others	468,786
Gains on principal transactions, net	1,016,941
Total income	11,740,478
Expenses	
Employee compensation and benefits	4,874,228
Commissions	3,594,037
Execution, clearance and distribution	1,321,331
Rent and occupancy costs	1,101,051
Office supplies and services	415,355
Office maintenance	219,743
Travel and entertainment	210,749
Communications and technology	165,863
Insurance	134,909
Professional fees	134,441
Regulatory, memberships and conferences	134,033
Advertising and promotions	114,817
Depreciation and amortization	51,401
Other expenses	21,750
Total expenses	12,493,708
NET LOSS	$ (753,230)

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2009

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance - January 1, 2009	$10	$5,670,095	$(4,080,261)	$1,589,844
Net loss	-	-	(753,230)	(753,230)
Contributions	-	200,000	-	200,000
Balance - December 31, 2009	$10	$5,870,095	$(4,833,491)	$1,036,614

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2009

Subordinated liability - January 1, 2009	$ 300,000
Subordinated liability - December 31, 2009	$ 300,000

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (753,230)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	51,401
Decrease (increase) in operating assets	
Due from broker	251,265
Commissions receivable	84,902
Securities owned, at fair value	567,240
Receivable from affiliate	(7,588)
Other assets	347,683
(Decrease) increase in operating liabilities	
Commissions payable	(18,587)
Accounts payable and accrued expenses	452,890
Net cash provided by operating activities	975,976
Cash flows from investing activities	
Purchase of furniture and fixtures	14,998
Net cash provided by investing activities	14,998
Cash flows from financing activities	
Contributions from shareholder	200,000
Net cash provided by financing activities	200,000
NET INCREASE IN CASH	1,190,974
Cash at beginning of year	173,475
Cash at end of year	$1,364,449
Supplementary cash flow information:	
Cash paid during the year for	
Interest	$ 15,000

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A - NATURE OF BUSINESS

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA"). All transactions on behalf of customers are cleared on a fully disclosed basis with its clearing broker, J.P. Morgan Clearing Corp. The Company's customers are located in various regions throughout the United States. The Company participates in various syndicates and underwritings. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

The Company has reported a significant net loss. Management has taken certain steps to reduce compensation and other operating costs in 2009 continuing through 2010. Management is actively working on opportunities to increase revenues in 2010. The Company's Parent had contributed capital to the Company during 2009 and has committed to provide financial support to the Company and its affiliate, if needed.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Accounting*

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses reflected in income. Investments which are listed on a national securities exchange or the NASDAQ national market are valued at their last sales price. Investments which are not listed are valued at their last closing "bid" price if held "long" by the Company and last closing "asked" price if sold "short" by the Company. Investments not listed on an exchange or for which market quotations cannot be obtained are presented at estimated fair value as determined by

NOTE B (continued)

management of the Company. Restricted securities are valued at market less an adjustment to reflect a discount for the restricted holding period. Subsequent market fluctuations may require purchasing securities sold, but not yet purchased, at prices which may differ from the values reflected on the statement of financial condition. Interest income and expense are recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

Syndicate, investment banking and other fees are recorded at the time the related transactions are completed and the income is reasonably determinable and assured of collection.

The Company adopted the guidance issued by the Financial Accounting Standards Board to establish accounting and reporting standards related to fair value measurement effective January 1, 2008. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

NOTE B (continued)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

3. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. *Advertising and Promotions*

Advertising and promotion costs are expensed as incurred.

5. *Exemption from Rule 15c3-3*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

NOTE C - TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customer and proprietary security transactions are performed by its clearing broker pursuant to a clearing agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Valuation allowances are recorded for any uncollateralized customer obligations doubtful of collection. As of December 31, 2009, no valuation allowance was required.

It is the policy of the Company to monitor the credit standing of the clearing broker with whom it conducts its business.

NOTE D - SECURITIES OWNED, AT FAIR VALUE

As required by the accounting standards, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common stock and warrants, at fair value	$500,467	$5,946	$ -	$506,413
	$500,467	$5,946	$ -	$506,413

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment included in other assets, net account on the statement of financial condition consist of the following:

Office equipment	$151,950
Furniture and fixtures	136,241
Leasehold improvements	24,946
	313,137
Less: accumulated depreciation and amortization	244,425
	$ 68,712

NOTE F - INCOME TAXES

The Company elected to qualify as an S Corporation under the Internal Revenue Code, and is included in the Parent's combined tax return, which also includes BAM. The shareholders of the Parent are responsible for their proportionate share of federal income taxes. Therefore, no provision for federal income taxes has been provided in these financial statements. For accounting purposes, the Company is allocated state and local taxes pro rata based upon its contribution of taxable income to the combined group. Under an informal tax sharing arrangement, no tax benefit is allocated to group members with cumulative net operating losses.

The Company adopted the provisions of the FASB guidance on accounting for uncertainty in income taxes on January 1, 2009. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2009, the Company did not have any material uncertain tax positions.

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital of $755,220, which exceeded its requirement of $100,000 by $655,220.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company and BAM share certain expenses primarily for office space and shared personnel. The Company recorded total rent and occupancy costs and employee compensation and benefits of $1,101,051 and $4,874,228 respectively, which included its share of the rent and shared personnel expenses.

The Company has a subordinated loan outstanding from BAM in the amount of $300,000. The loan has a maturity date of October 31, 2011, and an interest rate of 5% per annum. The Company recorded $15,000 in interest on this loan during the year. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $2,500 representing interest payable on this loan at December 31, 2009. Carrying value for this loan approximates fair value based upon the market rate of interest.

This subordinated loan agreement with BAM is approved by the FINRA and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company received $78,062 in commissions for trade executions from Burnham Investors Trust (the "Trust"). As distributor of the Trust, the Company received $74,190 in sales loads and $653,959 in distribution fees.

NOTE I - COMMITMENTS

The Company leases office space under noncancelable operating leases through April 30, 2014, for its branch offices. Future minimum lease payments under the noncancelable operating leases are as follows at December 31:

	Amount
Year ending December 31,	
2010	$46,247
2011	36,874
2012	37,810
2013	38,745
2014	22,920

During 2009, the Company incurred rent expense of $944,185 of which $696,238 was allocated from an affiliate for shared office space, as discussed in Note H.

NOTE J - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2009 through February 26, 2010, the date the financial statements were available for issuance. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Burnham Securities Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Stockholder's equity per statement of financial condition	$1,036,614
Additions	
Subordinated liabilities	300,000
Nonallowable assets	
Other	(492,171)
Net capital before haircuts	844,443
Haircuts on securities	(89,223)
Net capital	$ 755,220
Aggregate indebtedness	
Commissions payable	$ 262,575
Accounts payable and accrued expenses	1,003,948
	$1,266,523
Ratio of aggregate indebtedness to net capital	168%
Minimum capital required - the greater of 6-2/3% of aggregate indebtedness of $1,266,523 or $100,000	$ 100,000
Excess of net capital over minimum requirement	$ 655,220

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing of December 31, 2009.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

BURNHAM SECURITIES INC.

December 31, 2009

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Stockholder of
Burnham Securities Inc.

In planning and performing our audit of the financial statements of Burnham Securities Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees to prevent or detect and correct misstatements on a timely basis in the normal course of performing their assigned functions. A *significant deficiency* is a deficiency, or a combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and fourth paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third and fourth paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2010